Exhibit (h)(1)(l)

Beacon Funds – Amendment No. 2

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of February 8, 2022:

Term	Means
“Existing Agreement”	The Transfer Agency and Services Agreement between the Trust and ALPS dated October 2, 2017, as amended or restated from time to time
“ALPS”	ALPS Fund Services, Inc.
“Trust”	ALPS Series Trust
“Funds”	Beacon Accelerated Return Strategy Fund Beacon Planned Return Strategy Fund

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B hereto.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Series Trust, on behalf of the Funds		ALPS Fund Services, Inc.

By:	/s/ Dawn Cotten	By:	/s/ Ken Fullerton

Name:	Dawn Cotten	Name:	Ken Fullerton

Title:	President	Title:	Authorized Representative

Schedule A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	The Trust’s management team wishes to formally rescind its 60-day notice of termination and liquidation of the Existing Agreement provided to ALPS on July 30, 2021 via email, which such notice is required for termination under Section 19(b) of the Existing Agreement, and ALPS accepts rescission of such notice on August 26, 2021, with effect on August 1, 2021.

2.	Subsection (b) entitled “Renewal Term” of Section 19 Duration and Termination of this Agreement is amended by adding the following to the end:

(b) Notwithstanding the foregoing, the Trust also may, with not less than 60 days prior written notice, terminate this Agreement without penalty upon the event that the Trust liquidates, terminates or suspends its business.

3.	For the avoidance of doubt, Trust agrees to pay, all fees, charges and expenses subject to the terms of the Agreement, which shall not be prorated for partial months upon termination under Section 19(b).

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.